03011442

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8-07865 |

RECEIVED
MAR 0 3 2003
155
SEC MAIL PROCESSING SECTION WASH. D.C.

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Continental Capital Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 N. Main St.
(No. and Street)

| Bryan | OH | 43506 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Faulkner — (419) 885-7525
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name — *if individual, state last, first, middle name*)

| 4841 Monroe St., Suite 350 | Toledo | OH | 43623 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, William Faulkner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Continental Capital Investment Services, Inc., as of December 31, ~~19~~2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

William Faulkner
Signature

Chief Financial Officer
Title

Notary Public
PATRICIA A. FISCHER
Notary Public, State of Ohio
Commission Expires 4/3/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Continental Capital Investment Services, Inc.**

**Financial Statements
and Supplemental Information**

**For the Year Ended December 31, 2002**

## Table of Contents


Independent Auditors' Report ........ 1

Audited Financial Statements

Statement of Financial Condition ........ 2
Statement of Operations ........ 3
Statement of Changes in Stockholder's Equity ........ 4
Statement of Cash Flows ........ 5
Notes to Financial Statements ........ 6

Supplemental Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ........ 10
Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securites and Exchange Commission ........ 11
Independent Auditors' Report on Internal Control ........ 12

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

**INDEPENDENT AUDITORS' REPORT**

Board of Directors
Continental Capital Investment Services, Inc.

We have audited the accompanying statement of financial condition of Continental Capital Investment Services, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Capital Investment Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in violation of the net capital and aggregated indebtedness requirements identified in SEC Rule 15c3-1 and has suffered losses from operations. These conditions raise significant doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
January 31, 2003, except for
Note 7, as to which the date is February 27, 2003

**Continental Capital Investment Services, Inc.**

**Statement of Financial Condition**

**December 31, 2002**

| | |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash and cash equivalents | $ 192,541 |
| Accounts receivable: | |
| Clearing organizations | 481,345 |
| Affiliated companies, less allowance for doubtful accounts of $217,000 | 218,232 |
| Registered representatives | 49,723 |
| | 749,300 |
| Prepaid expenses | 13,207 |
| Total current assets | 955,048 |
| Deposits and other assets: | |
| Clearing organizations | 75,124 |
| Lease | 7,600 |
| Total deposits and other assets | 82,724 |
| Total assets | $ 1,037,772 |
| **Liabilities and Stockholder's Equity** | |
| Current liabilities: | |
| Accounts payable | $ 78,001 |
| Accrued liabilities - commissions | 698,154 |
| Total current liabilities | 776,155 |
| Stockholder's equity: | |
| Common stock, no par value; 250 shares authorized, 176 issued and outstanding | 88,000 |
| Paid-in capital | 3,602,512 |
| Accumulated deficit | (3,428,895) |
| Total stockholder's equity | 261,617 |
| Total liabilities and stockholder's equity | $ 1,037,772 |

See accompanying notes to financial statements.

**Continental Capital Investment Services, Inc.**

**Statement of Operations**

**Year Ended December 31, 2002**

| | |
|---|---|
| Revenues: | |
| Commissions: | |
| Insurance and annuities | $ 5,166,578 |
| Securities | 3,843,485 |
| Mutual fund | 2,212,462 |
| Fee based | 546,212 |
| | 11,768,737 |
| Management fees | 72,000 |
| Interest income | 13,819 |
| Other | 422,820 |
| Total revenues | 12,277,376 |
| Expenses: | |
| Commissions | 10,123,582 |
| Payroll | 926,013 |
| Bad debts | 309,481 |
| Equipment | 296,967 |
| Occupancy | 202,992 |
| Employee benefits | 174,867 |
| Communications and delivery | 153,910 |
| Ticket charges | 141,727 |
| Corporate office charges | 75,928 |
| Payroll taxes and worker's compensation | 69,941 |
| Supplies | 67,272 |
| Regulatory fees | 55,570 |
| Insurance | 45,916 |
| Professional services | 34,769 |
| Advertising, marketing and promotion | 18,346 |
| Travel | 13,877 |
| Dues and subscriptions | 9,256 |
| Meals and entertainment | 7,322 |
| Miscellaneous | (4,331) |
| Total expenses | 12,723,405 |
| Loss before income taxes | (446,029) |
| Provision for federal deferred income taxes | 4,400 |
| Net loss | $ (450,429) |

See accompanying notes to financial statements.

**Continental Capital Investment Services, Inc.**

**Statement of Changes in Stockholders' Equity**

**Year Ended December 31, 2002**

| | Common Stock | Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at December 31, 2001 | $ 88,000 | $ 3,602,512 | $ (2,978,466) | $ 712,046 |
| Net loss | | | (450,429) | (450,429) |
| Balance at December 31, 2002 | $ 88,000 | $ 3,602,512 | $ (3,428,895) | $ 261,617 |

See accompanying notes to financial statements.

**Continental Capital Investment Services, Inc.**

**Statement of Cash Flows**

**Year Ended December 31, 2002**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (450,429) |
| Adjustments to reconcile net loss to net cash flows used in operating activities: | |
| Provision for bad debts | 309,481 |
| Deferred federal income taxes | 4,400 |
| Changes in assets and liabilities: | |
| Cash segregated for customers | 46 |
| Accounts receivable | 145,115 |
| Prepaid expenses | 14,148 |
| Deposits and other assets | (25,124) |
| Accounts payable | 10,083 |
| Accrued liabilities | (389,846) |
| Net cash used in operating activities | (382,126) |
| **Cash flows from investing activities:** | |
| Proceeds of sale of property and equipment | 263,108 |
| Decrease in cash and cash equivalents | (119,018) |
| Cash and cash equivalents at beginning of year | 311,559 |
| Cash and cash equivalents at end of year | $ 192,541 |

See accompanying notes to financial statements.

**Continental Capital Investment Services, Inc.**

**Notes to Financial Statements**

**December 31, 2002**

## 1. Summary of Significant Accounting Policies

### Nature of Business and Ownership

Continental Capital Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). In December 2001, the Company changed its name from Sky Investments, Inc. to Continental Capital Investment Services, Inc. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. On March 15, 2001, the Company was acquired by Continental Capital Corporation ("Continental") from Sky Financial Group, Inc. for $2,200,000 in cash and became a 100% owned subsidiary of Continental, a holding company of several financial services-related businesses. Continental Capital Corporation operates five principal lines of business through its subsidiaries, including general securities brokerage, investment banking, investment management, financial advisory and business consulting. The Company's customer base is located throughout the United States.

In December 2001, all of the registered representatives at Continental Capital Securities, Inc. ("Securities), a broker-dealer which is also a 100% owned subsidiary of Continental, were transferred to the Company, effective January 1, 2002. This change in operations has been approved by the National Association of Securities Dealers.

### Basis of Presentation and Going Concern

As discussed in Note 7, the Company is in violation of the net capital and aggregated indebtedness requirements as identified in the Securities Exchange Commission ("SEC") Rule 15c3-1 at December 31, 2002. The Company has communicated this deficiency to the National Association of Securities Dealers ("NASD"), which is in the process of reviewing the situation and has not yet communicated to the Company what actions, if any, will be taken. The Company has also incurred losses of $450,429 and $364,812 for the years ended December 31, 2002 and 2001. These factors raise significant doubt as to the Company's ability to continue as a going concern at December 31, 2002. Management has developed a plan to increase net capital through achieving profitable operations and collecting existing affiliated company accounts receivable. In addition, additional capital is anticipated to be provided from the Berthel Fisher & Company transaction (see Note 9). The ability of the Company to continue as a going concern is dependent upon the actions taken by the NASD and the success of the plan. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

### Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

### Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense on a trade date basis.

### Property and Equipment

In January 2002, the Company transferred all of its property and equipment to an affiliated company at its net book value.

## 1. Summary of Significant Accounting Policies - continued

### Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $18,346 in the year ended December 31, 2002.

### Concentration of Credit Risk

The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

### Statement of Cash Flows

The Company considers cash on hand and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

## 2. Clearing Agreements

The Company has entered into fully-disclosed clearing agreements with National Financial Services, LLC ("NFS") and First Clearing Corporation ("FCC"), whereby customer accounts are cleared and carried by NFS or FCC. The agreements call for the Company to maintain a deposit balance in an account maintained by NFS and FCC. The deposit amount according to the original agreement was $50,000 for NFS and $25,000 for FCC subject to increases based upon volume or nature of transactions. The Company would be responsible to deposit additional cash in an amount agreed upon by the Company and NFS or FCC. At December 31, 2002, the Company had $50,000 cash on deposit to satisfy NFS's requirement and $25,000 to satisfy FCC's requirement. These balances are included in other assets on the December 31, 2002 statement of financial condition. The agreements remained in effect for one year from the date of commencement and are currently automatically renewable for one-year periods, unless written notice of termination is given by any of the parties.

In September 2002, the Company guaranteed a $200,000 note for funds advanced to Continental by NFS and granted NFS a security interest in all rights the Company has under its clearing arrangement with NFS. The amount owed by Continental at December 31, 2002 is $50,000, which was repaid in January 2003.

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing brokers' on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

**Continental Capital Investment Services, Inc.**

**Notes to Financial Statements - continued**

**December 31, 2002**

## 3. Federal Income Taxes

The federal income tax provision differs from the amount computed under the statutory rates due principally to certain expenses which are not deductible for federal income tax purposes and the recording of a valuation allowance against deferred tax assets. Deferred income taxes are recorded using the asset and liability approach to recognize assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. At December 31, 2002, deferred income taxes are related to the following:

| | |
|---|---|
| Deferred income tax assets: | |
| Net operating loss carryforwards | $ 73,000 |
| Valuation allowance | (73,000) |
| Net deferred income tax asset | $ - |

At December 31, 2002, the Company has net operating loss carryforwards of approximately $480,000 which expire through year 2022. However, since the ultimate realization of net deferred income tax assets is dependent upon the generation of future taxable income, among other things, the net deferred tax asset has been reduced by a valuation allowance of $73,000 at December 31, 2002.

## 4. Related Party Transactions

The Company leases its corporate office facilities from Continental under a one year lease which expires February 2003 for $7,600 per month. Total payments of $91,200 were made during the year ended December 31, 2002. Total remaining minimum lease payments at December 31, 2002 are $15,200 and are due in 2003. Effective January 2002, the Company assumed the liability for the leases of an office facility and furniture and equipment for Securities from companies affiliated through common ownership under operating leases on a month-to-month basis. Total rent expense under these leases was approximately $85,200 at year ended December 31, 2002.

The Company makes and receives advances to companies affiliated through common ownership. Accounts receivable due from affiliated companies was $218,232, which is net of an allowance for doubtful accounts of $217,000, at December 31, 2002. In 2002, the Company recorded a loss provision of $295,867 for related party advances.

The Company charges a management fee to a company affiliated through common ownership for management and administrative services which amounted to $72,000 for the year ended December 31, 2002. These fees may not be indicative of the fair market value of services provided.

The Company sold all property and equipment to an affiliated party, Continental Capital Insurance Services, Inc., at its net book value of $263,108 on January 1, 2002. During 2002, the Company had the continued use of the property and equipment without any cost.

## 5. 401(k) Plan

The Company has a 401(k) Plan which covers all permanent employees who meet eligibility requirements. The Plan provides for a discretionary matching Company contribution which equals 50% of employee contributions up to a maximum amount of 4% of an employee's compensation. The Company contributed approximately $14,900 during the year ended December 31, 2002.

## 6. Contingencies

The Company has various pending or threatened claims relating to various financial transactions involving current and former registered representatives arising in the ordinary course of business. Management believes that the Company is not responsible for any losses and plans to vigorously defend its actions. In addition, management believes that the ultimate liability, if any, with respect to these actions will not have an adverse material effect on the Company's financial statements.

## 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $51,743 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company was in violation of its net capital requirement as it has negative net capital of $46,145. The Company's aggregated indebtedness ratio was negative 16.8 to 1 at December 31, 2002. At January 31, 2003, the Company was still in violation of its net capital requirement with negative net capital of $112,614 and a negative aggregated indebtedness ratio. As of February 27, 2003, the Company has communicated these violations to the NASD and initiated plans to remedy the situation (see Note 1).

## 8. Subsequent Event

In January 2003, Continental entered into an agreement to sell 100% of its ownership in the Company and Continental Capital Insurance Services, Inc. to Berthel Fisher & Company ("Berthel") in exchange for $650,000 in cash, assumption of $700,000 in debt, 9,173,479 shares of Berthel common stock (36% of ownership of Berthel) and 204,614 of warrants exercisable at a specified price. In addition, Berthel will pay Continental certain deferred consideration (up to a maximum of $700,000) based on Berthel's quarterly revenue and certain contingent consideration in the form of warrants, if certain commission revenue thresholds are met. This transaction is expected to close by March 31, 2003.

# SUPPLEMENTAL INFORMATION

**Continental Capital Investment Services, Inc.**

**Computation of Net Capital**
**Under Rule 15c3-1 of the Securities and Exchange Commission**

**December 31, 2002**

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholders' equity | $ | 261,617 |
| Deductions of nonallowable assets: | | |
| Other unsecured receivables | | 49,723 |
| Accounts receivable from affiliated company | | 218,232 |
| Prepaid expenses | | 13,207 |
| Deposits | | 7,600 |
| | | 288,762 |
| Other deductions - deductible amount of surety bond | | 19,000 |
| Total deductions | | 307,762 |
| Net capital | $ | (46,145) |
| Aggregate indebtedness | $ | 776,155 |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ | 51,743 |
| Deficient net capital | $ | (97,888) |
| Ratio - aggregate indebtedness to net capital | | (16.8) to 1 |

| | | |
|---|---|---|
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31): | | |
| Net capital as reported in Company's Part II (unaudited) | $ | (46,342) |
| Decrease in unsecured and affiliated company receivables | | 21,002 |
| Increase in prepaids | | (13,207) |
| Increase in deposits | | (7,600) |
| Decrease in accounts payable | | 2 |
| Net capital per above | $ | (46,145) |

**Continental Capital Investment Services, Inc.**

**Computation For Determination of**
**Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**

**December 31, 2002**

Sky Investments, Inc. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

# MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL**

Board of Directors
Continental Capital Investment Services, Inc.

In planning and performing our audit of the financial statements of Continental Capital Investment Services, Inc. for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Continental Capital Investment Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions related to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts

that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not and should not be used for any other purpose.

Mira + Kolena, Ltd.

Toledo, Ohio
January 31, 2003